
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 29, 2008

Mr. Michael J. Prinsloo
Chief Executive Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3

> **Re:** **Banro Corporation**
> **Amendment No. 1 to Annual Report on Form 40-F**
> **for the Fiscal Year Ended December 31, 2007**
> **Filed September 2, 2008**
> **File No. 1-32399**

Dear Mr. Prinsloo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2007

Changes in Internal Controls Over Financial Reporting, page 3

1. We note your disclosure that management concluded that material weaknesses existed in your internal control over financial reporting as of December 31, 2007. Please revise your disclosure to state, if true, that as a result of such material

weaknesses, your management concluded that your internal control over financial reporting was not effective as of December 31, 2007. See General Instruction B(6)(c)(3) of Form 40-F.

2. In connection with management's identification of material weaknesses in internal control over financial reporting, we note your disclosure that you have begun to take and implement remedial measures to remedy the material weaknesses. Please expand your disclosure to describe the "appropriate procedures to remediate" the material weaknesses that you were in the process of developing as of the filing of your annual report. In addition, please disclose the anticipated timeline for completing all remedial measures and quantify the anticipated cost of such measures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief